  Exhibit 99.3

BUENOS AIRES, May 12, 2021

COMISIÓN NACIONAL DE VALORES (“CNV”)
Deputy Management of Issuing Companies
25 de Mayo 175
City of Buenos Aires
To Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Notice: CPSA-GG-N-0181/21-AL
Subject: Roll of Corporate Governing Bodies

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (The “Company”) so as to attach the updated roll of the authorities of the Company:

1) Members of the Board of Directors:

Name	Position	Expiration date of term in office	Capacity
Osvaldo Arturo Reca	Chairman	31/12/2021	Non-independent
Marcelo Atilio Suva	Vice-Chairman	31/12/2021	Non-independent
Miguel Dodero	Director	31/12/2021	Non-independent
José Luis Morea	Director	31/12/2021	Independent
Juan José Salas	Director	31/12/2021	Independet
Soledad Reca	Director	31/12/2021	Non-independent
Tomás Peres	Director	31/12/2021	Non-independent
Tomás José White	Director	31/12/2021	Independent
Diego Gustavo Petracchi	Director	31/12/2021	Non-independent
Jorge Eduardo Villegas	Director	31/12/2021	Independent
Guillermo Rafael Pons	Director	31/12/2021	Independent
Fernando Roberto Bonnet	Deputy Director	31/12/2021	Non-independent
Justo Pedro Saenz	Deputy Director	31/12/2021	Non-independent
Adrián Gustavo Salvatore	Deputy Director	31/12/2021	Non-independent
Javier Alejandro Torre	Deputy Director	31/12/2021	Non-independent
Rubén Omar López	Deputy Director	31/12/2021	Non-independent
José Manuel Pazos	Deputy Director	31/12/2021	Non-independent
Enrique Gonzalo Ballester	Deputy Director	31/12/2021	Independent
Oscar Luis Gosio	Deputy Director	31/12/2021	Independent
Enrique Terraneo	Deputy Director	31/12/2021	Non-independent
Alejo Villegas	Deputy Director	31/12/2021	Independent
Gabriel Enrique Ranucci	Deputy Director	31/12/2021	Independent

2) Members of the Statutory Audit Committee

Name	Position	Expiration date of term in office	Capacity
Carlos César Adolfo Halladjian	Statutory Auditor	31/12/2021	Independent
Eduardo Antonio Erosa	Statutory Auditor	31/12/2021	Independent
Juan Antonio Nicholson	Statutory Auditor	31/12/2021	Independent
Cristina Margarita De Giorgio	Deputy Statutory Auditor	31/12/2021	Independent
Carlos Adolfo Zlotnizky	Deputy Statutory Auditor	31/12/2021	Independent
Lucas Nicholson	Deputy Statutory Auditor	31/12/2021	Independent

3) Members of the Supervisory Committee

Name	Position	Expiration date of term in office	Capacity
Juan José Salas	Member	31/12/2021	Independent
José Luis Morea	Member	31/12/2021	Independent
Tomás José White	Member	31/12/2021	Independent
Jorge Eduardo Villegas	Deputy Member	31/12/2021	Independent
Oscar Luis Gosio	Deputy Member	31/12/2021	Independent

4) External Auditors:

Germán Cantalupi (C.P.C.E.C.A.B.A. Book 248, Page 60): Certifying Accountant Gustavo Ariel Kurgansky (C.P.C.E.C.A.B.A. Book 309, Page 176): Deputy Certifying Accountant
Estudio Pistrelli, Henry Martin & Asociados S.R.L.

Yours sincerely,

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099